July 17, 2019

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Integrated Roofing Corp. Offering Statement on Form 1-A File No. 024-10933

Dear Sir or Madam:

On behalf of Solar Integrated Roofing Corp. (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement (the “Offering”) to 3:00 p.m., Eastern Time, Friday, July 19, 2019, or as soon thereafter as is practicable.

The state of Connecticut has approved sales of the Offering in Connecticut.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  David Massey

       David Massey

       Chief Executive Officer